Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-227001
Pricing Supplement SPBELN 431-C to the Prospectus dated September 7, 2018, the Series H Prospectus Supplement dated September 7, 2018, and the Product Prospectus Supplement PB-1 dated September 20, 2018
Royal Bank of Canada $8,460,000 Leveraged Index-Linked Notes, due August 3, 2022 (Linked to the EURO STOXX 50® Index, Converted into U.S. Dollars)
The notes will not bear interest. The amount that you will be paid on your notes on the stated maturity date (August 3, 2022, subject to adjustment) is based on the performance of the U.S. dollar value of the EURO STOXX 50® Index (which we refer to as the “underlier”) as measured from the trade date (June 18, 2021) to and including the determination date (August 1, 2022, subject to adjustment). We will determine the U.S. dollar value of the underlier (which we refer to as the “adjusted closing level” of the underlier) by multiplying the closing level of the underlier on the relevant day by the U.S. dollar/European Union euro exchange rate (expressed as the amount of U.S. dollars per one European Union euro) on that day. The initial underlier level incorporates, and the final underlier level will incorporate, this U.S. dollar adjustment. If the final underlier level on the determination date is greater than the initial underlier level (4,841.243472, which was the adjusted closing level of the underlier on the trade date), the return on your notes will be positive, subject to the maximum settlement amount of $1,169.50 for each $1,000 principal amount of the notes. If the final underlier level is less than the initial underlier level, the return on your notes will be negative. You could lose your entire investment in the notes.
To determine your payment at maturity, we will calculate the underlier return, which is the percentage increase or decrease in the final underlier level from the initial underlier level. On the stated maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:
•
if the underlier return is zero or positive (the final underlier level is equal to or greater than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate of 300% times (c) the underlier return, subject to the maximum settlement amount; or

•
if the underlier return is negative (the final underlier level is less than the initial underlier level), the sum of (i) $1,000 plus (ii) the product of (a) the underlier return times (b) $1,000. This amount will be less than $1,000.

Any appreciation of the U.S. dollar between the trade date and the determination date against the European Union euro (meaning that the exchange rate has decreased and that it will take fewer U.S. dollars to purchase one euro on the determination date than on the trade date) will negatively impact the return on the underlier and on your notes.
Our estimated value of the notes as of the trade date was $983.84 per $1,000 in principal amount, which is less than the original issue price. The actual value of the notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount. We describe our determination of the initial estimated value in more detail below.
Your investment in the notes involves certain risks, including, among other things, our credit risk. See the section “Additional Risk Factors Specific to Your Notes” beginning on page PS-10 of this pricing supplement.
The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure provided in this pricing supplement so that you may better understand the terms and risks of your investment.
Original issue date:	June 25, 2021	Original issue price:	100.00% of the principal amount
Underwriting discount:	1.21% of the principal amount	Net proceeds to the issuer:	98.79% of the principal amount
See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-23 of this pricing supplement.
The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of the notes or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes will not constitute deposits that are insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality. The notes are not subject to conversion into our common shares under subsection 39.2(2.3) of the Canada Deposit Insurance Corporation Act.

RBC Capital Markets, LLC
Pricing Supplement dated June 18, 2021.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes.” Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “Royal Bank of Canada,” “we,” “our” and “us” mean only Royal Bank of Canada and all references to “$” or “dollar” are to United States dollars. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 7, 2018, as supplemented by the accompanying prospectus supplement, dated September 7, 2018, of Royal Bank of Canada relating to the Senior Medium-Term Notes, Series H program of Royal Bank of Canada and references to the “accompanying product prospectus supplement PB-1” mean the accompanying product prospectus supplement PB-1, dated September 20, 2018, of Royal Bank of Canada.
This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Notes” beginning on page PS-4 of the accompanying product prospectus supplement PB-1. Please note that certain features described in the accompanying product prospectus supplement PB-1 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product prospectus supplement PB-1.

Key Terms
Issuer: Royal Bank of Canada
Underlier: the EURO STOXX 50® Index (Bloomberg symbol, “SX5E Index”), as published by STOXX Limited (“STOXX,” or the “underlier sponsor”)
Underlying currency: with respect to the underlier, the European Union euro
Specified currency: U.S. dollars (“$”)
Denominations: $1,000 and integral multiples of $1,000 in excess of $1,000. The notes may only be transferred in amounts of $1,000 and increments of $1,000 thereafter
Principal amount: each note will have a principal amount of $1,000; $8,460,000 in the aggregate for all the offered notes; the aggregate principal amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement
Purchase at amount other than principal amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to principal amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at a price equal to the principal amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “—If the Original Issue Price for Your Notes Represents a Premium to the Principal Amount, the Return on Your Notes Will Be Lower Than the Return on Notes for Which the Original Issue Price Is Equal to the Principal Amount or Represents a Discount to the Principal Amount” on page PS-16 of this pricing supplement
Cash settlement amount (on the stated maturity date): for each $1,000 principal amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:
•	if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;
•
if the final underlier level is greater than or equal to the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return; or

•
if the final underlier level is less than the initial underlier level, the sum of (1) $1,000 plus (2) the product of (i) the underlier return times (ii) $1,000. In this case, the cash settlement amount will be less than the principal amount of the notes, and you will lose some or all of the principal amount.

Initial underlier level: 4,841.243472, which was the adjusted closing level of the underlier on the trade date
Final underlier level: the adjusted closing level of the underlier on the determination date, except in the limited circumstances described below with respect to currency disruption events, and under “General Terms of the Notes — Determination Dates and Averaging Dates” on page PS-5 of the accompanying product prospectus supplement PB-1 and subject to adjustment as provided under “General Terms of the Notes — Unavailability of the Level of the Underlier” on page PS-6 of the accompanying product prospectus supplement PB-1.
Initial exchange rate: 1.1856, which was the exchange rate on the trade date
Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage
Upside participation rate: 300%
Cap level: 105.65% of the initial underlier level
Maximum settlement amount: $1,169.50 for each $1,000 principal amount of the notes
Trade date: June 18, 2021
Original issue date (settlement date): June 25, 2021
Determination date: August 1, 2022, unless the calculation agent determines that a market disruption event or a currency disruption event occurs or is continuing on that day or that day is not both a trading day and a currency business day. In that event, the determination date will be the first following day that is both a trading day and a currency business day, and a day on which the calculation agent determines that neither a market disruption event nor a currency disruption event occurs or is continuing. However, in no event will the determination date be postponed to a date that is later than the originally scheduled stated maturity date or, if the originally scheduled stated maturity date is not a business day, later than the first business day after the originally scheduled stated maturity date. If a market disruption event or a currency disruption event occurs or is continuing on the day that is the last possible determination date, or that last possible day is not both a trading day and a currency business day, that day will nevertheless be the determination date. If the determination date is postponed, the calculation agent will determine the final underlier level as provided under “—Consequences of a postponement of the determination date” below.
Stated maturity date: August 3, 2022, subject to adjustment as described below with respect to currency disruption events and under “General Terms of the Notes — Stated Maturity Date” on page PS-5 of the accompanying product prospectus supplement PB-1
No interest: the offered notes will not bear interest
No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption: the notes are not subject to redemption prior to maturity
Adjusted closing level: on any relevant day, the closing level of the underlier on that day multiplied by the exchange rate on that day. The adjusted closing level of the underlier will not be rounded.
Closing level: the official closing level of the underlier or any successor underlier published by the underlier sponsor on such trading day for that underlier
Exchange rate: the exchange rate, on any relevant day, will be expressed as the exchange rate of U.S. dollars per one European Union euro, as reported by Refinitiv Ltd. (“Refinitiv”) on Refinitiv page “WMRSPOT05,” or any substitute Refinitiv page, at approximately 4:00 p.m., London time, as determined by the calculation agent. The exchange rate will not be rounded.
Currency business day: a “currency business day” is a day on which The WM Company, through its currency market data services, publishes spot rates for the European Union euro relative to the U.S. dollar. Dates on which The WM Company does not, through its currency market data services, publish spot rates for the European Union euro relative to the U.S. dollar may be found on its website, www.wmcompany.com. Information contained in The WM Company’s website is not incorporated by reference in, and should not be considered a part of, this pricing supplement. We make no representation or warranty as to the accuracy or completeness of the information contained in The WM Company’s website.
Currency disruption events: a currency disruption event will occur if the calculation agent determines that it cannot obtain the exchange rate on the determination date from the Refinitiv page set forth above (or a successor page or service) at the time set forth above, or if the calculation agent determines in a commercially reasonable manner that it is not reasonably practicable to effect a market transaction at the published rate.
Consequences of a postponement of the determination date: if the determination date is postponed as provided above under “—Determination date,” the calculation agent will determine the final underlier level on the based on (i) the closing level of the underlier or the exchange rate that is not affected by the market disruption event, currency disruption event, non-trading day or non-currency business day, if any, on the originally scheduled determination date, if the closing level of the underlier or the exchange rate was available on such date, (ii) the closing level of the underlier or the exchange rate, as applicable, that is affected by the market disruption event, currency disruption event, non-trading day or non-currency business day on the first trading day or currency business day, as applicable, following the originally scheduled determination date on which no market disruption event or currency disruption event occurs or is continuing, as applicable; and (iii) the calculation agent’s assessment, made in its sole discretion, of the level of the underlier or the exchange rate if a market disruption event, currency disruption event, non-trading day or non-currency business day continues through the last possible day.
Discontinuance of the euro: if trading of the euro is discontinued, or if the euro is replaced by one or more other currencies (including any revaluation of the euro), the final exchange rate will nonetheless be determined on the determination date by the calculation agent in its sole discretion, in a manner that it deems to be commercially reasonable.
Business day: as described under “General Terms of the Notes — Special Calculation Provisions — Business Day” on page PS-11 of the accompanying product prospectus supplement PB-1
Trading day: as described under “General Terms of the Notes — Special Calculation Provisions — Trading Day — Indices” on page PS-11 of the accompanying product prospectus supplement PB-1
Use of proceeds and hedging: as described under “Use of Proceeds and Hedging” on page PS-13 of the accompanying product prospectus supplement PB-1
ERISA: as described under “Employee Retirement Income Security Act” on page PS-20 of the accompanying product prospectus supplement PB-1
Calculation agent: RBC Capital Markets, LLC (“RBCCM”)
Dealer: RBCCM
U.S. tax treatment: by purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the notes are uncertain and the Internal Revenue Service could assert that the notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion in the accompanying prospectus under “Tax Consequences,” the discussion in the accompanying prospectus supplement under “Certain Income Tax Consequences,”

and the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the accompanying product prospectus supplement PB-1 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” and the discussion below under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which apply to the notes.
Canadian tax treatment: for a discussion of certain Canadian federal income tax consequences of investing in the notes, please see the section entitled “Tax Consequences — Canadian Taxation” in the accompanying prospectus
CUSIP no.: 78016EV87
ISIN no.: US78016EV878
FDIC: the notes will not constitute deposits that are insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other Canadian or U.S. governmental agency
Indenture: the notes will be issued under our senior debt indenture, as amended and supplemented through September 7, 2018, which is described in the accompanying prospectus. Please see the section “Description of Debt Securities” beginning on page 4 of the prospectus for a description of the senior debt indenture, including the limited circumstances that would constitute an event of default under the notes that we are offering

HYPOTHETICAL EXAMPLES
The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity, assuming all other variables remain constant.
The examples below are based on a range of final underlier levels that are entirely hypothetical. No one can predict what the underlier level or the exchange rate will be on any day during the term of your notes, and no one can predict what the final underlier level or the final exchange rate will be. The underlier and exchange rate have been highly volatile in the past—meaning that the underlier level and the exchange rate have changed considerably in relatively short periods—and the performance of each cannot be predicted for any future period.
The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original issue date with a $1,000 principal amount and are held to maturity. If you sell your notes in any secondary market prior to maturity, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates and the volatility of the underlier and the exchange rate. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by RBCCM and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the principal amount. For more information on the value of your notes in the secondary market, see “Additional Risk Factors Specific to Your Notes — Risks Relating to the Initial Estimated Value of the Notes — The Price, if Any, at Which You May Be Able to Sell Your Notes Prior to Maturity May Be Less than the Original Issue Price and Our Initial Estimated Value” below. The information in the table also reflects the key terms and assumptions in the box below.
Key Terms and Assumptions
Principal amount	$1,000
Upside participation rate	300%
Cap level	105.65% of the initial underlier level
Maximum settlement amount	$1,169.50

Neither a market disruption event or a currency disruption event occurs on the  originally scheduled determination date, and such day is both a trading day and a currency business day

No change affecting the method by which the underlier sponsor calculates the underlier, and the euro is not replaced by another currency

Notes purchased on original issue date at a price equal to the principal amount and held to the stated maturity date

The actual performance of the underlier over the term of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical adjusted closing levels of the underlier set forth elsewhere in this pricing supplement. For information about the adjusted historical levels of the underlier, the historical levels of the underlier and the historical exchange rates during recent periods, see the section “The Underlier” below. Before investing in the notes, you should consult publicly available information to determine the levels of the underlier and the exchange rate between the date of this pricing supplement and the date of your purchase of the notes.
Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the stocks included in the underlier (the “underlier stocks”), or an investment in the underlying currency.
The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 principal amount of the notes at maturity would equal the principal amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as a Percentage of the Initial Underlier Level)	Hypothetical Cash Settlement Amount (as a Percentage of the Principal Amount)
160.000%	116.950%
150.000%	116.950%
140.000%	116.950%
130.000%	116.950%
120.000%	116.950%
110.000%	116.950%
107.000%	116.950%
105.650%	116.950%
105.000%	115.000%
100.000%	100.000%
95.000%	95.000%
90.000%	90.000%
80.000%	80.000%
75.000%	75.000%
50.000%	50.000%
25.000%	25.000%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the principal amount of your notes, as shown in the hypothetical cash settlement amount column of the table above. As a result, if you purchased your notes at the principal amount on the settlement date and held them to maturity, you would lose 75.000% of your investment.
If the final underlier level were determined to be 160.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the principal amount), or 116.950% of the principal amount of your notes, as shown in the hypothetical cash settlement amount column of the table above. As a result, if you purchased your notes at the principal amount on the settlement date and held them to maturity, you would not benefit from any increase in the final underlier level over 105.650% of the initial underlier level.

The following chart also illustrates the hypothetical cash settlement amounts (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than the initial underlier level (the section left of the 100.00% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.00% of the principal amount of your notes (the section below the 100.00% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. On the other hand, any hypothetical final underlier level that is greater than the initial underlier level (the section right of the 100.00% marker on the horizontal axis) would result in a hypothetical cash settlement amount that is greater than 100.00% of the principal amount of your notes on a leveraged basis (the section above the 100.00% marker on the vertical axis), subject to the maximum settlement amount.

■ The Note Performance	■ The Underlier Performance

The following three examples show the effect of the exchange rate on the payment at maturity. The calculation agent will multiply the closing level of the underlier by the applicable exchange rate in order to determine the adjusted closing level. Accordingly, changes in the exchange rate are expected to impact the amount payable on the maturity date and the market value of the notes. The numbers appearing in the tables below have been rounded for ease of analysis.
The hypothetical closing level of the underlier on the trade date of 100.00 has been chosen for illustrative purposes only, and was not the closing level of the underlier on the trade date. Similarly, the hypothetical exchange rate on the trade date of 1.00 has been chosen for illustrative purposes only, and was not the exchange rate on the trade date.
Example 1: The final underlier level is greater than the cap level. The payment at maturity will equal the maximum settlement amount.
Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	120.00	1.05	126.00
In this example, prior to the U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has appreciated by 20% from the hypothetical closing level of the underlier on the trade date, and the European Union euro has appreciated against the U.S. dollar by 5% (meaning the exchange rate has increased by 5%). In this example, the appreciation of the euro results in an increase in the final underlier level as compared to the unadjusted closing level of the underlier on the determination date.
Because the hypothetical final underlier level of 126.00 is greater than the cap level, the hypothetical payment at maturity will equal the maximum settlement amount of $1,169.50.
Example 2: The final underlier level is greater than the initial underlier level, but is less than the cap level. The payment at maturity exceeds the $1,000 principal amount, but is less than the maximum settlement amount.
Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	110.00	0.95	104.50
In this example, prior to the U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has appreciated by 10% from the hypothetical closing level of the underlier on the trade date. However, the European Union euro has depreciated against the U.S. dollar by 5% (meaning the exchange rate has decreased by 5%). In this example, the depreciation of the euro results in a decrease in the final underlier level as compared to the unadjusted closing level of the underlier on the determination date.
Because the hypothetical final underlier level is greater than the hypothetical initial underlier level, the payment at maturity is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the upside participation rate of 300% times (c) the underlier return, subject to the maximum settlement amount of $1,169.50.
Payment at maturity = $1,000 + ($1,000 × 300% × 4.50%) = $1,135.00

Example 3: The final underlier level is less than the initial underlier level. The payment at maturity is less than the $1,000 principal amount.
Hypothetical Closing Level of the Underlier on the Trade Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Trade Date	Hypothetical Adjusted Closing Level on the Trade Date (Initial Underlier Level)	Hypothetical Closing Level of the Underlier on the Determination Date Prior to U.S. Dollar Adjustment	Hypothetical Exchange Rate on the Determination Date	Hypothetical Adjusted Closing Level on the Determination Date (Final Underlier Level)
100.00	1.00	100.00	90.00	0.95	85.50
In this example, prior to U.S. dollar adjustment, the hypothetical closing level of the underlier on the determination date has depreciated from the hypothetical closing level of the underlier on the trade date by 10%. In addition, the European Union euro has depreciated against the U.S. dollar by 5% (meaning the exchange rate has decreased by 5%). In this example, the depreciation of the euro results in a decrease in the final underlier level as compared to the unadjusted closing level of the underlier on the determination date.
Because the hypothetical final underlier level is less than the hypothetical initial underlier level, the payment at maturity is calculated as the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the underlier return.
Payment at maturity = $1,000 + ($1,000 × -14.50%) = $855.00
No one can predict what the final underlier level will be. The actual amount that a holder of the notes will receive at maturity and the actual return on your investment in the notes, if any, will depend on the actual final underlier level, which will be determined by the calculation agent as described below. In addition, the actual return on your notes will further depend on the original issue price. Moreover, the assumptions on which the hypothetical table, chart and examples are based may turn out to be inaccurate. Consequently, the return on your investment in the notes, if any, and the actual cash settlement amount to be paid in respect of the notes at maturity may be very different from the information reflected in the table, chart and examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Risk Factors” beginning on page S-1 of the accompanying prospectus supplement and page 1 of the accompanying prospectus. You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 7, 2018, as supplemented by the accompanying prospectus supplement, dated September 7, 2018, and the accompanying product prospectus supplement PB-1, dated September 20, 2018, of Royal Bank of Canada. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks included in the underlier, or in the underlying currency. You should carefully consider whether the offered notes are suited to your particular circumstances.

Risks Relating to the Terms of the Notes
You May Lose Your Entire Investment in the Notes
The principal amount of your investment is not protected and you may lose a significant amount, or even all of your investment in the notes. The cash settlement amount, if any, will depend on the performance of the underlier and the change in its levels, from the trade date to the determination date, and you may receive significantly less than the principal amount of the notes. Subject to our credit risk, you will receive at least the principal amount of the notes at maturity only if the final underlier level is greater than or equal to the initial underlier level. If the final underlier level is less than the initial underlier level, then you will lose, for each $1,000 in principal amount of the notes, an amount equal to the product of (i) the underlier return times (ii) $1,000. You could lose some or all of the principal amount. Thus, depending on the final underlier level, you could lose a substantial portion, and perhaps all, of your investment in the notes, which would include any premium to the principal amount you may have paid when you purchased the notes.
In addition, if the notes are not held until maturity, assuming no changes in market conditions or to our creditworthiness and other relevant factors, the price you may receive for the notes may be significantly less than the price that you paid for them.
A Decrease in the Value of the Underlying Currency Relative to the U.S. Dollar May Adversely Affect Your Return on the Notes
The return on the notes is based on the performance of the underlier, which will depend in part on the exchange rate. The final underlier level will be the adjusted closing level on the determination date. The adjusted closing level on any relevant day is the closing level of the underlier on that day, converted into U.S. dollars based on the exchange rate on that day. Accordingly, any depreciation in the value of the underlying currency relative to the U.S. dollar (or alternatively, any increase in the value of the U.S. dollar relative to the underlying currency) may adversely affect your return on the notes.
Your Notes Will Not Bear Interest
You will not receive any interest payments on the notes. Even if the amount payable on the notes at maturity exceeds the principal amount of the notes, the overall return you earn on the notes may be less than you would otherwise have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.
The Potential for the Value of Your Notes to Increase Will Be Limited
Your ability to participate in any change in the adjusted level of the underlier over the term of your notes will be limited because of the cap level. The cap level will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the term of your notes. Accordingly, the amount payable for each of your notes may be significantly less than your return had you invested directly in the underlier stocks or in an investment linked directly to the exchange rate.
The Amount Payable on Your Notes Is Not Linked to the Adjusted Level of the Underlier at Any Time Other than the Determination Date
The amount payable on your notes will be based on the final underlier level. Therefore, for example, if the adjusted closing level of the underlier decreased precipitously on the determination date (either due to a decrease in the closing level of the underlier or a decrease in the exchange rate, or both), the amount payable at maturity may be significantly less than it would otherwise have been had the amount payable been linked to the adjusted closing level of the underlier prior to that decrease. Although the actual adjusted level of the underlier at maturity or at other times during the term of the notes may be higher than the final underlier level, you will not benefit from the adjusted closing level of the underlier at any time other than the determination date.
Payment of the Amount Payable on Your Notes Is Subject to Our Credit Risk, and Market Perceptions About Our Creditworthiness May Adversely Affect the Market Value of Your Notes
The notes are our unsecured debt obligations. Investors are subject to our credit risk, and market perceptions about our creditworthiness may adversely affect the market value of the notes. Any decrease in the market’s view on or confidence in our creditworthiness is likely to adversely affect the market value of the notes.

Risks Relating to the Initial Estimated Value of the Notes
Our Initial Estimated Value of the Notes Is Less than the Original Issue Price
Our initial estimated value of the notes that is set forth on the cover page of this document is less than the original issue price of the notes. This amount does not represent a minimum price at which we, RBCCM or any of our other affiliates would be willing to purchase the notes in any secondary market (if any exists) at any time. This is due to, among other things, the fact that the original issue price of the notes reflects the borrowing rate we pay to issue securities of this kind (an internal funding rate that is lower than the rate at which we borrow funds by issuing conventional fixed rate debt), and the inclusion in the original issue price of the underwriting discount and costs relating to our hedging of the notes.
The Price, if Any, at Which You May Be Able to Sell Your Notes Prior to Maturity May Be Less than the Original Issue Price and Our Initial Estimated Value
Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your notes prior to maturity may be less than the original issue price and our initial estimated value. This is because any such sale price would not be expected to include the underwriting discount or our estimated profit and the costs relating to our hedging of the notes. In addition, any price at which you may sell the notes is likely to reflect customary bid-ask spreads for similar trades, and the cost of unwinding any related hedge transactions. In addition, the value of the notes determined for any secondary market price is expected to be based in part on the yield that is reflected in the interest rate on our conventional debt securities of similar maturity that are traded in the secondary market, rather than the internal funding rate that we used to price the notes and determine the initial estimated value. As a result, the secondary market price of the notes will be less than if the internal funding rate was used. These factors, together with various credit, market and economic factors over the term of the notes, and, potentially, changes in the adjusted level of the underlier, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.
As set forth below in the section “Supplemental Plan of Distribution (Conflicts of Interest),” for a limited period of time after the trade date, your broker may repurchase the notes at a price that is greater than the estimated value of the notes at that time. However, assuming no changes in any other relevant factors, the price you may receive if you sell your notes is expected to decline gradually during that period.
The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
The Initial Estimated Value of the Notes Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set
Our initial estimated value of the notes is based on the value of our obligation to make the payments on the notes, together with the mid-market value of the derivative embedded in the terms of the notes. See “Structuring the Notes” below. Our estimate is based on a variety of assumptions, including our internal funding rate (which represents a discount from our credit spreads), expectations as to dividends on the underlier stocks, the exchange rate, interest rates and volatility, and the expected term of the notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the notes or similar securities at a price that is significantly different than we do.
The value of the notes at any time after the trade date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy. As a result, the actual value you would receive if you sold the notes in any secondary market, if any, should be expected to differ materially from our initial estimated value of your notes.
Risks Relating to the Secondary Market for the Notes
The Notes May Not Have an Active Trading Market
The notes will not be listed on any securities exchange. The dealer intends to offer to purchase the notes in the secondary market, but is not required to do so. The dealer or any of its affiliates may stop any market-making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to easily trade or sell the notes. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which the dealer is willing to buy the notes. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.
If you sell your notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer substantial losses.
The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors
The following factors, among others, many of which are beyond our control, may influence the market value of your notes:
•	the level of the underlier and the exchange rate;
•	the volatility—i.e., the frequency and magnitude of changes—of the level of the underlier and the exchange rate;
•	the dividend rates of the underlier stocks;
•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the underlier stocks;
•	interest and yield rates in the market;
•	the time remaining until the notes mature;

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures; and
•	the potential suspension or disruption of market trading in the U.S. dollar or the euro.
These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.
If the Level or Price of the Underlier or the Underlier Stocks Changes, the Market Value of the Notes May Not Change in the Same Manner
The notes may trade quite differently from the performance of the underlier or the underlier stocks. Changes in the level or price, as applicable, of the underlier or the underlier stocks may not result in a comparable change in the market value of the notes. Some of the reasons for this disparity are discussed under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.
Risks Relating to the Underlier and the Exchange Rate
An Investment in the Notes Is Subject to Risks Associated with Foreign Securities Markets
The underlier tracks the value of certain foreign equity securities. You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets comprising the underlier may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize these foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in these markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.
Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
The Notes Are Subject to Foreign Currency Exchange Rate Risk
Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the underlying currency relative to the U.S. dollar is at any moment a result of the supply and demand for those currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the European Union, the U.S. and other relevant countries or regions.
Of particular importance to potential currency exchange risk are:
•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in the member nations of the European Union and the U.S. and between each country and its major trading partners;
•	political, civil or military unrest in the member nations of the European Union and the U.S.; and
•	the extent of any governmental surplus or deficit in the member nations of the European Union and the U.S.
All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union (including its members), the U.S. and those of other countries important to international trade and finance.
It has been reported that several financial firms have entered into settlements with regulators in the U.S. and other countries in connection with potential manipulation of published currency exchange rates, and regulators in the U.S. and other countries are in the process of investigating the potential manipulation of published currency exchange rates. If this manipulation has occurred or is continuing, certain published exchange rates may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such manipulation could have an adverse impact on any payments on, and the value of, your notes and the trading market for your notes. In addition, we cannot predict whether any changes or reforms affecting the determination or publication of exchange rates or the supervision of currency trading will be implemented in connection with these investigations. Any of these changes or reforms could also adversely impact your notes.

Governmental Intervention Could Materially and Adversely Affect the Value of the Notes
Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those issuing the U.S. dollar and the European Union euro, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.
Changes in the Level of the Underlier and Exchange Rate May Offset Each Other
The notes are linked to the EURO STOXX 50® Index, converted into U.S. dollars. Price movements in the underlier and movements in the exchange rate may not correlate with each other. At a time when the level of the underlier increases, the exchange rate may decline. Therefore, in calculating the final underlier level, increases in the level of the underlier may be moderated, or more than offset, by declines in the exchange rate. Similarly, at a time when the exchange rate increases, the level of the underlier may decline. Therefore, in calculating the final underlier level, increases in the exchange rate may be moderated, or more than offset, by declines in the level of the underlier. There can be no assurance that the final underlier level will be higher than the initial underlier level. You will lose some or all of your investment in the notes if the final underlier level is lower than the initial underlier level.
Even Though the U.S. Dollar and the European Union Euro Trade Around-the-Clock, the Notes Will Not
Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the underlying currency and the U.S. dollar are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies such as the euro which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
If the Levels of the Exchange Rate Change, the Market Value of Your Notes May Not Change in the Same Manner
Your notes may trade quite differently from the performance of the exchange rate. Changes in the exchange rate may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “—The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.
Owning the Notes Is Not the Same as Owning the Underlying Currency
The return on your notes will not reflect the return you would realize if you actually purchased the underlying currency. Even if the exchange rate during the term of the notes is greater than the initial exchange rate, the market value of the notes may not increase by the same amount.  It is also possible for the exchange rate to increase while the market value of the notes declines.
Currency Exchange Risks Can Be Expected to Heighten in Periods of Financial Turmoil
In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the U.S. government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the underlying currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes.
You Have No Shareholder Rights or Rights to Receive Any Underlier Stock
Investing in your notes will not make you a holder of any of the underlier stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier stock issuers or any other rights with respect to the underlier stocks. Your notes will be paid in cash to the extent any amount is payable at maturity, and you will have no right to receive delivery of any of the underlier stocks.
The Return on the Notes Will Not Reflect Any Dividends Paid on the Underlier Stocks
The underlier sponsor calculates the levels of the underlier by reference to the prices of the underlier stocks without taking account of the value of dividends paid on those underlier stocks. Therefore, the return on the notes will not reflect the return you would realize if you actually owned the underlier stocks and received the dividends paid on those underlier stocks.
We Will Not Hold Any of the Underlier Stocks for Your Benefit, if We Hold Them at All
The indenture and the terms governing your notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey all or any portion of the underlier stocks that we or they may acquire. Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including any of these securities. Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those securities that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

Past Underlier or Exchange Rate Performance Is No Guide to Future Performance
The actual performance of the underlier or the exchange rate over the term of the notes may bear little relation to the historical levels of the underlier or the exchange rate. Likewise, the amount payable at maturity may bear little relationship to the hypothetical return table, chart or examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the underlier or the exchange rate. Trading activities undertaken by market participants, including certain investors in the notes or their affiliates, including in short positions and derivative positions, may adversely affect the level of the underlier.
The Policies of the Underlier Sponsor and Changes that Affect the Underlier or the Underlier Stocks Could Affect the Amount Payable on the Notes, if Any, and Their Market Value
The policies of the underlier sponsor concerning the calculation of the levels of the underlier, additions, deletions or substitutions of the underlier stocks and the manner in which changes affecting such underlier stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the level of the underlier, could affect the levels of the underlier and, therefore, the amount payable on the notes, if any, at maturity and the market value of the notes prior to maturity. The amount payable on the notes, if any, and their market value could also be affected if the underlier sponsor changes these policies, for example, by changing the manner in which it calculates the level of the underlier, or if the underlier sponsor discontinues or suspends calculation or publication of the level of the underlier, in which case it may become difficult to determine the market value of the notes. If events such as these occur, the calculation agent will determine the amount payable, if any, at maturity as described herein.
The Calculation Agent Can Postpone the Determination of the Final Underlier Level if a Market Disruption Event or a Currency Disruption Event Occurs or Is Continuing
The determination of the final underlier level may be postponed if the calculation agent determines that a market disruption event or a currency disruption event has occurred or is continuing on the determination date. If such a postponement occurs, the calculation agent will use the closing level of the underlier or the exchange rate on a subsequent date, subject to the limitations set forth in the “Summary Information” section above. If a market disruption event or a currency disruption event occurs or is continuing on a determination date, the stated maturity date for the notes could also be postponed.
If the determination of the level of the underlier or the exchange rate for any determination date is postponed to the last possible day, but a market disruption event or a currency disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the level of the underlier or the exchange rate will be determined by the calculation agent. In such an event, the calculation agent will have significant discretion in determining the applicable level that would have prevailed in the absence of the market disruption event or currency disruption event. See “Summary Information” above, and “General Terms of the Notes—Market Disruption Events” in the accompanying product prospectus supplement PB-1.
There Is No Affiliation Between Any Underlier Stock Issuers or the Underlier Sponsor and Us or the Dealer, and Neither We Nor the Dealer Is Responsible for Any Disclosure by Any of the Underlier Stock Issuers or the Underlier Sponsor
We are not affiliated with the issuers of the underlier stocks or with the underlier sponsor. As discussed herein, however, we, the dealer, and our other affiliates may currently, or from time to time in the future, engage in business with the issuers of the underlier stocks. Nevertheless, none of us, the dealer, or our respective affiliates assumes any responsibility for the accuracy or the completeness of any information about the underlier or any of the underlier stocks. You, as an investor in the notes, should make your own investigation into the underlier and the underlier stocks. See the section below entitled “The Underlier” for additional information about the underlier.
Neither the underlier sponsor nor any issuers of the underlier stocks are involved in this offering of the notes in any way, and none of them have any obligation of any sort with respect to the notes. Thus, neither the underlier sponsor nor any of the issuers of the underlier stocks have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of the notes.
Risks Relating to Our Business and Hedging Activities, and Conflicts of Interest
Our Hedging Activities and/or Those of Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes
The dealer or one or more of our other affiliates and/or distributors expects to hedge its obligations under the hedging transaction that it may enter into with us by purchasing futures and/or other instruments linked to the underlier, the exchange rate or the underlier stocks. The dealer or one or more of our other affiliates and/or distributors also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the underlier, the exchange rate, or one or more of the underlier stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the determination date.
We, the dealer, or one or more of our other affiliates and/or distributors may also enter into, adjust and unwind hedging transactions relating to other basket- or index-linked notes whose returns are linked to changes in the level or price of the underlier, the exchange rate or the underlier stocks. Any of these hedging activities may adversely affect the adjusted level of the underlier —directly or indirectly by affecting the exchange rate or price of the underlier stocks—and therefore the market value of the notes and the amount you will receive, if any, on the notes. In addition, you should expect that these transactions will cause us, the dealer or our other affiliates and/or distributors, or our clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes. We, the dealer and our other affiliates and/or distributors will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns with respect to these hedging activities while the value of the notes may decline. Additionally, if the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.
Market Activities by Us and by the Dealer for Our Own Account or for Our Clients Could Negatively Impact Investors in the Notes
We, the dealer and our other affiliates provide a wide range of financial services to a substantial and diversified client base. As such, we each may act as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker or lender. In those and other capacities, we, the dealer and/or our other affiliates purchase, sell or hold a broad array of investments, actively trade securities (including the notes or other securities that we have issued), the underlier stocks, derivatives, loans, credit default swaps, indices, baskets and other financial instruments and products for our own accounts or for the accounts of our customers, and we will have other direct or indirect interests, in those securities and in other markets that may be not be consistent with your interests and may adversely affect the level of the underlier and/or the value of the notes. Any of these financial market activities may, individually or in the aggregate, have an adverse effect on the level of the underlier and the market value of your notes, and you should expect that our interests and those of the dealer and/or our other affiliates, or our clients or counterparties, will at times be adverse to those of investors in the notes.
In addition to entering into these transactions itself, we, the dealer and our other affiliates may structure these transactions for our clients or counterparties, or otherwise advise or assist clients or counterparties in entering into these transactions. These activities may be undertaken to achieve a variety of objectives, including: permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of us, the dealer or our other affiliates in connection with the notes, through their market-making activities, as a swap counterparty or otherwise; enabling us, the dealer or our other affiliates to comply with internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling us, the dealer or our other affiliates to take directional views as to relevant markets on behalf of itself or our clients or counterparties that are inconsistent with or contrary to the views and objectives of investors in the notes.
We, the dealer and our other affiliates regularly offer a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to the notes or other securities that we may issue, the underlier stocks, the exchange rate or other securities or instruments similar to or linked to the foregoing. Investors in the notes should expect that we, the dealer and our other affiliates will offer securities, financial instruments, and other products that may compete with the notes for liquidity or otherwise.
We, the Dealer and Our Other Affiliates Regularly Provide Services to, or Otherwise Have Business Relationships with, a Broad Client Base, Which Has Included and May Include Us and the Issuers of the Underlier Stocks
We, the dealer and our other affiliates regularly provide financial advisory, investment advisory and transactional services to a substantial and diversified client base. You should assume that we or they will, at present or in the future, provide such services or otherwise engage in transactions with, among others, us and the issuers of the underlier stocks, or transact in securities or instruments or with parties that are directly or indirectly related to these entities. These services could include making loans to or equity investments in those companies, providing financial advisory or other investment banking services, or issuing research reports. You should expect that we, the dealer and our other affiliates, in providing these services, engaging in such transactions, or acting for our own accounts, may take actions that have direct or indirect effects on the notes or other securities that we may issue, the underlier stocks or other securities or instruments similar to or linked to the foregoing, and that such actions could be adverse to the interests of investors in the notes. In addition, in connection with these activities, certain personnel within us, the dealer or our other affiliates may have access to confidential material non-public information about these parties that would not be disclosed to investors of the notes.
As the Calculation Agent, RBCCM Will Have the Authority to Make Determinations that Could Affect the Amount You Receive, if Any, at Maturity
As the calculation agent for the notes, RBCCM will have discretion in making various determinations that affect the notes, including determining the final underlier level, which will be used to determine the cash settlement amount at maturity, and determining whether to postpone the determination date because of a market disruption event or a currency disruption event, or because that day is not a trading day or a currency business day. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the underlier, as described under “General Terms of the Notes—Unavailability of the Level of the Underlier” on page PS-6 of the accompanying product prospectus supplement PB-1. The exercise of this discretion by RBCCM, which is our wholly owned subsidiary, could adversely affect the value of the notes and may create a conflict of interest between you and RBCCM. For a description of market disruption events as well as the consequences of these types of events, see the “Summary Information” section above, and the section entitled “General Terms of the Notes—Market Disruption Events” beginning on page PS-7 of the accompanying product prospectus supplement PB-1. We may change the calculation agent at any time without notice, and RBCCM may resign as calculation agent at any time.
You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Underlier
In the ordinary course of business, we, the dealer, our other affiliates and any additional dealers, including in acting as a research provider, investment advisor, market maker, principal investor or distributor, may express research or investment views on expected movements in the underlier, the exchange rate or the underlier stocks, and may do so in the future. These views or reports may be communicated to our clients, clients of our affiliates and clients of any additional dealers, and may be inconsistent with, or adverse to, the objectives of investors in the notes. However, these views are subject to change from time to time. Moreover, other professionals who transact business in markets relating to the underlier, the exchange rate or the underlier stocks may at any time have significantly different views from those of these entities. For these reasons, you are encouraged to derive information concerning the underlier, the exchange rate or the underlier stocks from multiple sources, and you should not rely solely on views expressed by us, the dealer, our other affiliates, or any additional dealers.
Risks Relating to Taxation and Investors that Are Insurance Companies or Employee Benefit Plans
Significant Aspects of the Income Tax Treatment of an Investment in the Notes Are Uncertain
The tax treatment of an investment in the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or the Canada Revenue Agency regarding the tax treatment of an investment in the notes, and the Internal Revenue Service, the Canada Revenue Agency or a court may not agree with the tax treatment described in this pricing supplement.
The Internal Revenue Service has issued a notice indicating that it and the U.S. Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity or earlier sale or exchange and whether all or part of the gain a holder may recognize upon sale, exchange or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.
Please read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement PB-1, the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement and the section entitled “Tax Consequences” in the accompanying prospectus. You should consult your tax advisor about your own tax situation.
Certain Considerations for Insurance Companies and Employee Benefit Plans
Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes. This is discussed in more detail under “Employee Retirement Income Security Act” in the accompanying product prospectus supplement PB-1.
Additional Risks Relating to the Notes
We May Sell an Additional Aggregate Amount of the Notes at a Different Original Issue Price
At our sole option, we may decide to sell an additional aggregate amount of the notes subsequent to the trade date. The price of the notes in the subsequent sale may differ substantially (higher or lower) from the principal amount.
If the Original Issue Price for Your Notes Represents a Premium to the Principal Amount, the Return on Your Notes Will Be Lower Than the Return on Notes for Which the Original Issue Price Is Equal to the Principal Amount or Represents a Discount to the Principal Amount
The cash settlement amount will not be adjusted based on the original issue price. If the original issue price for your notes differs from the principal amount, the return on your notes held to maturity will differ from, and may be substantially less than, the return on notes for which the original issue price is equal to the principal amount. If the original issue price for your notes represents a premium to the principal amount and you hold them to maturity, the return on your notes will be lower than the return on notes for which the original issue price is equal to the principal amount or represents a discount to the principal amount.
In addition, the impact of the cap level on the return on your investment will depend upon the price you pay for your notes relative to the principal amount. For example, if you purchase your notes at a premium to the principal amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at the principal amount or a discount to the principal amount.
Non-U.S. Investors May Be Subject to Certain Additional Risks
The notes will be denominated in U.S. dollars. If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or returns of your investment.
This pricing supplement contains a general description of certain U.S. tax considerations relating to the notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.
For a discussion of certain Canadian federal income tax consequences of investing in the notes, please see the section entitled “Tax Consequences — Canadian Taxation” in the accompanying prospectus. If you are not a Non-resident Holder (as that term is defined in “Tax Consequences — Canadian Taxation” in the accompanying prospectus) or if you acquire the notes in the secondary market, you should consult your tax advisor as to the consequences of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

THE UNDERLIER
General
The underlier is the EURO STOXX 50® Index (Bloomberg ticker “SX5E”).  All information contained in this pricing supplement regarding the underlier including, without limitation, its make-up, method of calculation and changes in its components and its historical closing values, is derived from publicly available information prepared by the underlier sponsor. Such information reflects the policies of, and is subject to change by, the underlier sponsor.  The underlier sponsor owns the copyright and all rights to the underlier. The underlier sponsor is under no obligation to continue to publish, and may discontinue publication of, the underlier. The consequences of the underlier sponsor discontinuing or modifying the underlier are described in the section entitled “Description of the Notes—Unavailability of the Level of the Underlier” on page PS-6 of the accompanying product prospectus supplement PB-1.
The underlier is calculated and maintained by the underlier sponsor. Neither we nor RBCCM has participated in the preparation of such documents or made any due diligence inquiry with respect to the underlier or underlier sponsor in connection with the offering of the notes. In connection with the offering of the notes, neither we nor RBCCM makes any representation that such publicly available information regarding the underlier or underlier sponsor is accurate or complete.  Furthermore, we cannot give any assurance that all events occurring prior to the offering of the notes (including events that would affect the accuracy or completeness of the publicly available information described in this pricing supplement) that would affect the level of the underlier or have been publicly disclosed. Subsequent disclosure of any such events could affect the value received at maturity and therefore the market value of the notes.
We, the dealer or our respective affiliates may presently or from time to time engage in business with one or more of the issuers of the underlier stocks of the underlier without regard to your interests, including extending loans to or entering into loans with, or making equity investments in, one or more of such issuers or providing advisory services to one or more of such issuers, such as merger and acquisition advisory services.  In the course of business, we, the dealer or our respective affiliates may acquire non-public information about one or more of such issuers and none of us, the dealer or our respective affiliates undertake to disclose any such information to you. In addition, we, the dealer or our respective affiliates from time to time have published and in the future may publish research reports with respect to such issuers.  These research reports may or may not recommend that investors buy or hold the securities of such issuers.  As a prospective purchaser of the notes, you should undertake an independent investigation of the underlier or of the issuers of the underlier stocks to the extent required, in your judgment, to allow you to make an informed decision with respect to an investment in the notes.
We are not incorporating by reference the website of the underlier sponsor or any material it includes into this pricing supplement. In this pricing supplement, unless the context requires otherwise, references to the underlier will include any successor underlier to the underlier and references to the underlier sponsor will include any successor thereto.
Description of the EURO STOXX 50® Index
The EURO STOXX 50® Index (Bloomberg ticker “SX5E Index”) was created by STOXX, which is owned by Deutsche Börse AG. Publication of the underlier began in February 1998, based on an initial Index level of 1,000 at December 31, 1991.
EURO STOXX 50® Index Top Ten Constituents as of May 31, 2021
Company	Percentage (%)
ASML HLDG	7.74%
LVMH MOET HENNESSY	5.83%
LINDE	4.35%
SAP	4.18%
TOTAL	3.36%
SIEMENS	3.35%
SANOFI	3.35%
L’OREAL	3.03%
ALLIANZ	3.00%
SCHNEIDER ELECTRIC	2.48%
Total	40.67%

EURO STOXX 50® Index Top 10 Supersector Weightings as of May 31, 2021*
Sector	Percentage (%)
Technology	15.6%
Industrial Goods & Services	14.0%
Consumer Services	10.8%
Chemicals	8.6%
Health Care	7.9%
Banks	7.2%
Insurance	5.7%
Utilities	5.1%
Automobiles & Parts	4.5%
Food, Beverage & Tobacco	4.3%
Total	83.7%
* Sector designations are determined by the underlier sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.
EURO STOXX 50® Index Weighting by Country as of May 31, 2021*
Country	Percentage (%)
France	37.0%
Germany	33.1%
Netherlands	14.5%
Spain	6.3%
Italy	4.4%
Ireland	2.0%
Belgium	1.8%
Finland	0.9%
Total	100.0%
* Percentages may not sum to 100% due to rounding.
Composition and Maintenance
The EURO STOXX 50® Index is composed of 50 component stocks of market sector leaders from within the 20 EURO STOXX® Supersector indices, which represent the Eurozone portion of the STOXX Europe 600® Supersector indices.
Information regarding the EURO STOXX 50® Index (including information regarding the countries represented by the securities included in this index and their respective weightings, the industries represented by the securities included in this index and their respective weightings and the top ten components of this index and their respective weightings) may be found on STOXX’s website.  That information is updated from time to time on that website.  Please note that information included in that website is not included or incorporated by reference in this pricing supplement.
The composition of the EURO STOXX 50® Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced on the first trading day in September.  Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day.  Changes in the composition of the EURO STOXX 50® Index are made to ensure that the EURO STOXX 50® Index includes the 50 market sector leaders from within the EURO STOXX 50® Index.
The free float factors for each component stock used to calculate the EURO STOXX 50® Index, as described below, are reviewed, calculated, and implemented on a quarterly basis and are fixed until the next quarterly review.
The EURO STOXX 50® Index is also reviewed on an ongoing basis.  Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings, and bankruptcy) that affect the EURO STOXX 50® Index composition are immediately reviewed.  Any changes are announced, implemented, and effective in line with the type of corporate action and the magnitude of the effect.

Calculation of the EURO STOXX 50® Index
The EURO STOXX 50® Index is calculated with the “Laspeyres formula,” which measures the aggregate price changes in the component stocks against a fixed base quantity weight.  The formula for calculating the EURO STOXX 50® Index value can be expressed as follows:
EURO STOXX 50® Index =	Free float market capitalization of the EURO STOXX 50® Index	x 1,000
Adjusted base date market capitalization of the EURO STOXX 50® Index

The “free float market capitalization of the EURO STOXX 50® Index” is equal to the sum of the products of the closing price, market capitalization, and free float factor for each component stock as of the time the EURO STOXX 50® Index is being calculated.
The EURO STOXX 50® Index is also subject to a divisor, which is adjusted to maintain the continuity of the EURO STOXX 50® Index values across changes due to corporate actions, such as the deletion and addition of stocks, the substitution of stocks, stock dividends, and stock splits.
License Agreement
We have entered into a non-exclusive license agreement with STOXX providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by STOXX (including the EURO STOXX 50® Index) in connection with certain securities, including the notes offered hereby.
The license agreement between us and STOXX requires that the following language be stated in this document:
STOXX has no relationship to us, other than the licensing of the EURO STOXX 50® Index and the related trademarks for use in connection with the notes. STOXX does not:
•	sponsor, endorse, sell, or promote the notes;
•	recommend that any person invest in the notes offered hereby or any other securities;
•	have any responsibility or liability for or make any decisions about the timing, amount, or pricing of the notes;
•	have any responsibility or liability for the administration, management, or marketing of the notes; or
•	consider the needs of the notes or the holders of the notes in determining, composing, or calculating the EURO STOXX 50® Index, or have any obligation to do so.
STOXX will not have any liability in connection with the notes.  Specifically:
•	STOXX does not make any warranty, express or implied, and disclaims any and all warranty concerning:
•	the results to be obtained by the notes, the holders of the notes or any other person in connection with the use of the EURO STOXX 50® Index and the data included in the EURO STOXX 50® Index;
•	the accuracy or completeness of the EURO STOXX 50® Index and its data;
•	the merchantability and the fitness for a particular purpose or use of the EURO STOXX 50® Index and its data;
•	STOXX will have no liability for any errors, omissions, or interruptions in the EURO STOXX 50® Index or its data; and
•	Under no circumstances will STOXX be liable for any lost profits or indirect, punitive, special, or consequential damages or losses, even if STOXX knows that they might occur.
The licensing agreement between us and STOXX is solely for their benefit and our benefit, and not for the benefit of the holders of the notes or any other third parties.

Historical Adjusted Closing Levels of the Underlier
The adjusted closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the adjusted closing level of the underlier during any period shown below is not an indication that the adjusted closing level of the underlier is more or less likely to increase or decrease at any time during the term of your notes.
You should not take the historical adjusted closing levels of the underlier as an indication of the future performance of the adjusted closing levels of the underlier. We cannot give you any assurance that the future performance of the adjusted closing levels of the underlier will result in a return of any of your initial investment on the stated maturity date.
Neither we nor any of our affiliates make any representation to you as to the performance of the adjusted closing levels of the underlier. The actual performance of the adjusted closing levels of the underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical adjusted closing levels of the underlier shown below.
The graph below shows the adjusted closing levels of the underlier on each day from June 18, 2011 through June 18, 2021. The adjusted closing levels listed in the graph below are based on the closing levels and exchange rates reported by Bloomberg Professional® service (“Bloomberg”), without independent verification. The exchange rates used to determine the adjusted closing levels in the graph were determined by reference to the exchange rates reported by Bloomberg and may not be indicative of the exchange rates of the underlying currency at approximately 4:00 p.m., London time, that would be derived from the applicable Refinitiv page in the manner set forth under “Summary Information” above.

Historical Exchange Rates
The exchange rate has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the exchange rate during any period shown below is not an indication that the exchange rate is more or less likely to increase or decrease at any time during the term of your notes.
You should not take the historical exchange rate as an indication of the future performance of the exchange rate. We cannot give you any assurance that the future performance of the exchange rate will result in a return of any of your initial investment on the stated maturity date. Neither we nor any of our affiliates make any representation to you as to the performance of the exchange rate. The actual performance of the exchange rate over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical rates shown below.
The graph below shows the U.S. dollar/European Union euro exchange rates (expressed as the amount of U.S. dollars per one European Union euro) on each day from June 18, 2011 through June 18, 2021, as shown on Bloomberg.
The historical exchange rates in the graph below were determined using the rates reported by Bloomberg and may not be indicative of the exchange rate that would be derived from the applicable Refinitiv page in the manner set forth under “Summary Information” above.
The exchange rates are expressed as the amount of U.S. dollars per European Union euro. An increase in the exchange rate at any time indicates a strengthening of the European Union euro against the U.S. dollar, while a decrease in the exchange rate indicate a relative weakening of the European Union against the U.S. dollar.

Historical Performance of the Underlier
The closing levels of the underlier have fluctuated in the past and may experience significant fluctuations in the future. Any historical upward or downward trend in the closing levels of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the term of the notes. In addition, the return on the notes will be determined by adjusting the level of the underlier based on the exchange rate.
The historical levels of the underlier are provided for informational purposes only. You should not take the historical levels of the underlier as an indication of its future performance. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the original issue price at maturity. Neither we nor any of our affiliates makes any representation to you as to the performance of the underlier. Moreover, in light of current market conditions, the trends reflected in the historical performance of the underlier may be less likely to be indicative of the performance of the underlier over the term of the notes than would otherwise have been the case. The actual performance of the underlier over the term of the notes, as well as the cash settlement amount, may bear little relation to the historical levels shown below.
The graph below shows the daily historical closing levels of the underlier from June 18, 2011 through June 18, 2021. We obtained the closing levels of the underlier listed in the graph below from Bloomberg Financial Services, without independent verification.
Historical Performance of the EURO STOXX 50® Index

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES
The following disclosure supplements, and to the extent inconsistent supersedes, the discussion in the product prospectus supplement dated September 20, 2018 under “Supplemental Discussion of U.S. Federal Income Tax Consequences.”
Under Section 871(m) of the Code, a “dividend equivalent” payment is treated as a dividend from sources within the United States. Such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder.  Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, the IRS has issued guidance that states that the U.S. Treasury Department and the IRS intend to amend the effective dates of the U.S. Treasury Department regulations to provide that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2023. Based on our determination that the notes are not delta-one instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the underlier or the notes (for example, upon the underlier rebalancing), and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the underlier or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable withholding agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.
The accompanying product prospectus supplement notes that FATCA withholding on payments of gross proceeds from a sale or redemption of the notes will only apply to payments made after December 31, 2018. That discussion is modified to reflect regulations proposed by the U.S. Treasury Department that eliminate the requirement of FATCA withholding on payments of gross proceeds upon the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization. Prospective investors are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the notes.
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We have agreed to sell to RBCCM, and RBCCM has agreed to purchase from us, the principal amount of the notes specified, at the price specified, on the cover page of this pricing supplement. RBCCM has informed us that, as part of its distribution of the notes, it will reoffer them at a purchase price equal to 98.79% of the principal amount to one or more other dealers who will sell them to their customers. A fee will also be paid to SIMON Markets LLC, a broker-dealer with no affiliation with us, for providing certain electronic platform services with respect to this offering. Goldman Sachs & Co. LLC, which is acting as a dealer in connection with the distribution of the notes, is affiliated with SIMON Markets, LLC.  In the future, RBCCM or one of its affiliates, may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement. For additional information as to the relationship between us and RBCCM, please see the section “Plan of Distribution―Conflicts of Interest” in the accompanying prospectus.
We will deliver the notes against payment therefor in New York, New York on June 25, 2021, which is the fifth scheduled business day following the trade date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to two business days before delivery will be required, by virtue of the fact that the notes will settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.
RBCCM may use this pricing supplement in the initial sale of the notes. In addition, RBCCM or any other affiliate of Royal Bank of Canada may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless RBCCM or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.
RBCCM or another of our affiliates may make a market in the notes after the trade date; however, it is not obligated to do so. The price that it makes available from time to time after the issue date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the trade date, the price at which RBCCM may repurchase the notes may be higher than their estimated value at that time. This is because the estimated value of the notes will not include the underwriting discount and our hedging costs and profits; however, the price at which RBCCM may repurchase the notes during that period may initially be a higher amount, reflecting the addition of a portion of the underwriting discount and our estimated costs and profits from hedging the notes. This excess is expected to decrease over time until the end of this period. After this period, if RBCCM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which RBCCM would be willing to purchase the notes at that time, and could be lower than RBCCM’s price.
Each of RBCCM and any other broker-dealer offering the notes have not offered, sold or otherwise made available and will not offer, sell or otherwise make available any of the notes to, any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point

(11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (b) a customer, within the meaning of Directive (EU) 2016/97, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful under the PRIIPs Regulation.
STRUCTURING THE NOTES
The notes are our debt securities. As is the case for all of our debt securities, including our structured notes, the economic terms of the notes reflect our actual or perceived creditworthiness. In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these notes at a rate that is lower than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity. This relatively lower implied borrowing rate, which is reflected in the economic terms of the notes, along with the underwriting discount and the fees and expenses associated with structured notes, reduced the initial estimated value of the notes at the time their terms were set.
In order to satisfy our payment obligations under the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with RBCCM and/or one of our other subsidiaries. The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, and the tenor of the notes. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements. Our cost of hedging will include the projected profit that such counterparties expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risks and may be influenced by market forces beyond the counterparties’ control, such hedging may result in a profit that is more or less than expected, or could result in a loss. See “Use of Proceeds and Hedging” on page PS-13 of the accompanying product prospectus supplement PB-1.
The lower implied borrowing rate, the underwriting discount and the hedging-related costs relating to the notes reduce the economic terms of the notes to you and result in the initial estimated value for the notes on the trade date being less than their original issue price. See “Risk Factors—Risks Relating to the Initial Estimated Value of the Notes—Our Initial Estimated Value of the Notes Is Less than the Original Issue Price.”
TERMS INCORPORATED IN THE MASTER NOTE
All of the terms appearing in the section “Summary Information,” including the items captioned “calculation agent” and “U.S. tax treatment,” in this pricing supplement, the terms appearing under the caption “General Terms of the Notes—Defeasance, Default Amount, Other Terms,” the terms appearing in the first five paragraphs under the caption “—Payment of Additional Amounts,” the terms appearing under the captions “—Unavailability of the Level of the Underlier,” “—Market Disruption Events,” and “— Default Amount on Acceleration” in the product prospectus supplement PB-1 and the applicable terms included in the Series H MTN prospectus supplement, dated September 7, 2018 and the prospectus, dated September 7, 2018 are incorporated into the master global security that represents the notes and is held by The Depository Trust Company.
VALIDITY OF THE NOTES
In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of ours in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of ours, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, to rights to indemnity and contribution under the notes or the Indenture which may be limited by applicable law, to insolvency and other laws of general application affecting creditors’ rights, to limitations under applicable limitations statutes and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Québec and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 7, 2018, which has been filed as Exhibit 5.1 to our Form 6-K filed with the SEC dated September 7, 2018.
In the opinion of Morrison & Foerster LLP, when the notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be our valid, binding and enforceable obligations, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on us and other sources as to certain factual matters, all as stated in the legal opinion dated September 7, 2018, which has been filed as Exhibit 5.2 to our Form 6-K dated September 7, 2018.

TABLE OF CONTENTS

Pricing Supplement

Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-10
The Underlier	PS-17
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-23
Supplemental Plan of Distribution (Conflicts of Interest)	PS-23
Structuring the Notes	PS-24
Terms Incorporated in the Master Note	PS-24
Validity of the Notes	PS-24

Product Prospectus Supplement PB-1 dated September 20, 2018

Summary	PS-1
Risk Factors	PS-3
General Terms of the Notes	PS-4
Hypothetical Returns on Your Notes	PS-12
Use of Proceeds and Hedging	PS-13
Historical Underlier Information	PS-14
Supplemental Discussion of Canadian Tax Consequences	PS-15
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-16
Employee Retirement Income Security Act	PS-20
Supplemental Plan of Distribution	PS-21

Prospectus Supplement dated September 7, 2018

About This Prospectus Supplement	I
Risk Factors	S-1
Use of Proceeds	S-9
Description of Notes We May Offer	S-9
Certain Income Tax Consequences	S-29
Supplemental Plan of Distribution	S-32
Documents Filed as Part of the Registration Statement	S-34

Prospectus dated September 7, 2018

Documents Incorporated by Reference	I
Where You Can Find More Information	Ii
Further Information	Ii
About This Prospectus	Iii
Risk Factors	1
Royal Bank of Canada	1
Presentation of Financial Information	1
Caution Regarding Forward-Looking Statements	1
Use of Proceeds	2
Consolidated Ratios of Earnings to Fixed Charges	3
Consolidated Capitalization and Indebtedness	3
Comparative per Share Market Price	4
Description of Debt Securities	4
Description of Common Shares	28
Description of Warrants	30
Tax Consequences	37
Plan of Distribution	50
Conflicts of Interest	52
Benefit Plan Investor Considerations	53
Limitations on Enforcement of U.S. Laws Against the Bank, Our Management and Others	54
Validity of Securities	54
Experts	54
Other Expenses of Issuance and Distribution	55
We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product prospectus supplement PB-1, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. These documents are an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in each such document is current only as of its respective date.

$8,460,000

Royal Bank of Canada

Leveraged Index-Linked Notes, due
August 3, 2022 (Linked to the EURO
STOXX 50® Index, Converted into U.S.
Dollars)

RBC Capital Markets, LLC